UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12



25001957

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68905

SEC Mail Processing

FEB 2 8 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sammons Financial Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8300 Mills Civic Parkway
(No. and Street)

West Des Moines	IA	50266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arlen Dykhuis	515-221-4845	adykhuis@sfgmembers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

699 Walnut Street, Suite 1300	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William Lowe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sammons Financial Network, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


STACIE RIESENBERG
Commission Number 790318
My Commission Expires
6/4/2027

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAMMONS FINANCIAL NETWORK, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

As of and for the Year Ended December 31, 2024

SAMMONS FINANCIAL NETWORK, LLC
TABLE OF CONTENTS

DECEMBER 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sammons Financial Group, Inc:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sammons Financial Network, LLC (the "Company") as of December 31, 2024, and the related statements of operations, of changes in member's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Des Moines, IA
February 24, 2025

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa
50309 T: (515) 246 3800, www.pwc.com/us

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS		
Cash	$	11,940,224
Receivable from funds and other		3,918,075
Receivable from affiliate		3,301,297
Other assets		82,884
Total assets	$	19,242,480
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expense	$	1,753,648
Commissions payable		242,413
Payable to affiliate		4,180,001
Total liabilities		6,176,062
Member's equity		13,066,418
Total liabilities and member's equity	$	19,242,480

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES		
Mutual fund distribution fees	$	54,633,119
Variable annuity distribution fees		8,926,126
Other		580,725
Total revenues		64,139,970
EXPENSES		
Employee compensation and benefits		12,649,218
Administrative fees		14,962,426
Commissions		40,603,401
Regulatory and licensing		269,891
Other		3,133,195
Total expenses		71,618,131
Net loss	$	(7,478,161)

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Accumulated Deficit	Member's Contributions	Total
Balance at December 31, 2023	$ (111,405,421)	$ 124,950,000	$ 13,544,579
Net loss	(7,478,161)	—	(7,478,161)
Contributions from member	—	7,000,000	7,000,000
Balance at December 31, 2024	$ (118,883,582)	$ 131,950,000	$ 13,066,418

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

OPERATING ACTIVITIES	
Net loss	$ (7,478,161)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in receivable from affiliate	(1,033,826)
Decrease in receivable from funds and other	1,089,366
Decrease in other assets	2,234
Increase in accounts payable and accrued expenses	572,270
Increase in payable to affiliate	1,361,487
Increase in commissions payable	138,597
Net cash used by operating activities	(5,348,033)
FINANCING ACTIVITIES	
Contributions from member	7,000,000
Net cash provided by financing activities	7,000,000
Net increase in cash	1,651,967
CASH	
Beginning of year	10,288,257
End of year	$ 11,940,224

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sammons Financial Network, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. ("Member") as managing member. The Member is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI") which is a holding company of a diverse group of businesses.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of National Securities Clearing Corporation ("NSCC"), and exempt from Securities Investor Protection Corporation ("SIPC"). FINRA is the Company's designated self-regulatory organization.

The Company engages in the wholesaling and/or distribution of mutual funds and variable annuities for Midland National Life Insurance Company ("Midland") and Sammons Institutional Group ("SIG") which are indirectly wholly owned subsidiaries of SEI. The Company's primary business is to serve as a wholesaling firm in connection with the sale of registered products. The Company is registered in 50 states and 3 territories.

The Company operates pursuant to SEC Rule 15c3-3(K)(1) as a limited business (sale of mutual funds and/or variable annuities only) broker/dealer, and as a result is exempted from SEC Rule 15c3-3.

The Company has evaluated subsequent events for recognition or disclosure through February 24, 2025, which was the date this report was available to be issued, and determined that there were no matters that would have a material effect on the financial statements that would be required to be disclosed.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of demand deposits and non-interest bearing deposits held with various financial institutions and exceed current Federal Deposit Insurance Corporation limits of $250,000. The Company consistently monitors the credit worthiness of these financial institutions.

Receivables and Other Assets

Receivables in the statement of financial condition include receivables due from affiliated entities for distribution of mutual fund and variable annuity products of affiliated entities and receivable from fund companies for 12B-1 fees. Other assets consist of prepaid licensing and registration fees associated with regulatory requirements.

The Company analyzes its receivables from funds to determine whether an allowance for expected credit losses is required. These receivables are settled quarterly. Because of this quarterly settlement, the amount of unsettled credit exposure is limited to the amount the Company is owed for a very short period of time. The Company continually reviews the credit quality of its counterparties and deems all fund companies to have similar risk characteristics. Internal historical credit loss experience of receivables from funds provided the basis for the Company's assessment of expected credit losses. The Company considers current conditions within a reasonable and supportable forecast period to determine whether adjustments to the historical credit loss rate used in recording a credit loss allowance are needed. No allowance for credit losses was deemed necessary as of December 31, 2024.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB Accounting Standard Codification ("ASC") 820, Fair Value Measurement, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active accessible market for identical assets or liabilities.

Level II — Quoted prices that are directly or indirectly observable in the market. There are no financial assets or liabilities classified as Level II.

Level III — Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company is accounted for as a division of the Member and does not file a separate tax return. SEI is a subchapter S corporation and has elected to treat certain of its eligible subsidiaries, including the Member, as qualified subchapter S subsidiaries. As a result of these elections, the Member, and in turn the Company, are included in SEI's federal S corporation income tax return. Since the Company's portion of SEI's taxable income is passed through to its sole shareholder, no provision or liability for federal income taxes has been included in the financial statements.

ASC 740, Income Taxes, requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns. Through December 31, 2024, management has determined there are no material uncertain income tax positions.

2. REVENUE AND EXPENSES

There is an agreement in place between the Company and SIG where the Company provides services for various functions. The Company identifies broker-dealer firms who will offer their clients the LiveWell Mutual Fund IRA, LiveWell Variable Annuity and the LiveWell Registered Index Linked Annuity. The Company negotiates the selling agreements with the various mutual fund companies. The Company utilizes a team of internal and external wholesalers to assist the selling firms in offering the mutual funds and annuities. The Company also manages advertising, production of promotional materials, processing transactions, and compliance for these products. SIG compensates the Company for these services through distribution fees and assets under administration ("AUA") or account value fees.

The Company has agreements with individual fund companies where the Company provides services related to the specific class shares to the contract owners for the receipt of 12B-1 fees. The Company agrees to provide certain services and incur certain expense relating to service class shares of the fund companies. The services or expenses could include printing and mailing of prospectuses, sales reports and payment of service fees defined by FINRA. The fund company compensates the Company for the services provided through 12b-1 fees.

Midland has an agreement with the Company as a broker-dealer to engage in the distribution of LiveWell variable products and act as principal underwriter for additional variable insurance products issued by Midland. The Company prepares and files the registration statements with the SEC and provides the prospectus to the client. The Company provides compliance services related to solicitation and sales policies. The Company designs, prepares, prints and files all promotional, sales and advertising material related to the contracts. Midland National compensates the Company for these services through distribution fees.

Revenues on the income statement are classified in three categories: mutual fund distribution fees, annuity distribution fees, and other. Revenues are presented net of any uncollectible amounts.

Mutual Fund Distribution Fees

The mutual fund distribution fees include three revenue streams.

1. Distribution fees on the LiveWell Mutual Fund IRA are comprised of upfront fees based on 1.35 percent of initial premiums and the subsequent allocations to fund mutual fund IRAs. They are calculated under the terms of the distribution agreement with SIG and are collected monthly in arrears. These fees are recognized the date the sale is completed and premiums are received. The Company believes that its performance obligation is the sale of the securities and as such this is fulfilled on the trade date. The Company recorded $13,816,225 in distribution fees on the LiveWell Mutual Fund IRA in 2024.

2. LiveWell Mutual Fund total account value fees are earned based on .20 percent of AUA allocated to the mutual fund IRA. The fees are received monthly in arrears based on such AUA at the end of the calendar month and are collected on a monthly basis under the terms of the agreement with SIG. The company believes the performance obligation is the end of the month

as they are constrained due to market volatility until the AUA is known at such time. The Company recorded $12,694,373 of account value fees in 2024.

3. 12B-1 fees are recognized as revenue monthly. The fees vary by contract with the various fund companies but are earned based on a percentage of average daily AUA with the fund companies. The fees are received monthly or quarterly in arrears within thirty days of the end of the month or quarter. The company believes the performance obligation is the end of the month as they are constrained due to market volatility until the AUA is known at the end of each day and is recognized monthly by taking a daily average calculation. These revenues are recognized based upon the amount of 12B-1 fees stated in the prospectuses and were $28,122,521 in 2024.

Variable Annuity Distribution Fee

Distribution fees on the LiveWell variable annuities and the LiveWell registered index linked variable annuities are comprised of upfront fees based on 1.5 percent of initial premiums under the terms of the distribution agreement with Midland. These fees are collected at the time of sale and payable monthly in arrears. The company believes that its performance obligations is the sale of securities and as such this is fulfilled on that date. The distribution fee on the variable annuities was recognized in the amount of $8,926,126 in 2024.

Other Revenues

Other revenues include fees received from marketing support agreements with the mutual fund companies and interest income. The fund companies pay the Company a distribution fee and service fee that are based on a percentage of average daily AUA with the fund company. The fees are received quarterly in arrears within thirty days of the end of the quarter. The marketing support agreements are constrained due to market volatility until the account values are known at the end of the quarter. These fees are accrued at the end of each month and collected quarterly. Additional fees are received as a lump sum from fund companies to participate in wholesaler meetings. These funds are recognized as revenue in the month received. Midland records an earnings credit from Wells Fargo Bank monthly. A portion of this credit is allocated to the Company and is recorded as interest income at the time of allocation and receipt. The amount reported during 2024 for marketing support agreements were $317,169 and interest income of $263,556.

Employee Compensation and Benefits and Administrative Fees

Employee compensation and benefits and administrative fees include expenses that are charged by Midland through related party transactions.

Commissions

The Company receives a distribution fee as revenue, and it is received from the sale of mutual fund products. Commissions are incurred to pay selling broker/dealers on these sales. Commissions incurred in 2024 were $36,356,614. Commission expense is recorded on the trade date (the date that the broker/dealer fills the trade order by finding and contracting with a counterparty and confirms the trade with the client). Commission marketing expenses are calculated based on agreements with selling broker/dealers and paid based on these agreements. The amount included in the Statement of Operations was $4,246,787 in 2024.

Regulatory and Licensing

Regulatory and licensing expenses include FINRA membership, licensing, and advertising fees and are recorded when incurred.

Other Expenses

Other expenses include consulting, sponsorships, and other expenses in the normal course of business and are recognized as incurred.

3. CONTRIBUTIONS FROM MEMBER

The Member of the Company makes periodic contributions based on net capital requirements of the Company. Contributions are recognized when received and included in the Statement of Changes in Member's Equity.

4. RELATED PARTY TRANSACTIONS

The Company has experienced net losses and negative cash flows from operating activities in recent periods that raise substantial doubt about the Company's ability to continue as a going concern, before consideration of management's plans to alleviate this doubt. The Company has an agreement with the Member (supported through Sammons Financial Group, Inc. ("SFG"), the Member's immediate parent) to make sufficient capital contributions required to meet its minimum regulatory requirements and ongoing financial obligations, which alleviate this doubt. In accordance with this agreement, the Member will provide such support through at least February 28, 2027.

The Company receives various services in connection with the business and operations such as personnel, the use of telecommunications, office space, systems and equipment, and other general support from Midland. Midland also provides marketing, compliance, and sales assistance to the Company. Fees related to these services provided by Midland are allocated to the Company based on time studies and other variables in accordance with a written agreement. The statement of operations includes $12,649,218 of employee compensation and benefits, $14,962,426 of administrative fees, and $376,050 of other expenses allocated by Midland related to those services. Included in the statement of operations are annuity distribution fees of $8,926,126 earned from the distribution of Midland products. The Midland distribution fee receivable of $980,537, marketing sponsorship reimbursement receivable of $91,061, and the Midland payable of $4,051,529 are included in receivable from affiliate and payable to affiliate, respectively, and are included in statement of financial condition at December 31, 2024.

The Company earns mutual fund distribution fees from the sales of SIG LiveWell Mutual Fund IRA and LiveWell Plus Mutual Fund IRA. Included in the statement of operations are mutual fund distribution and the total account value fees of $26,510,597 from SIG. In addition, SIG receivables of $2,229,699 and a payable of $128,472 are included in the receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition at December 31, 2024.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse

effect on the Company's financial position or results of operations. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $6,964,232, which was $6,632,499 in excess of its required net capital of $331,733. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1.

7. SEGMENT REPORTING

The Company analyzed ASU 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures applicable to the Company for the year ended December 31, 2024. The company determined there is one segment.

Operating segments are defined as components of a company that engages in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance.

The Company's operations are a single operating segment and therefore, a single reportable segment as its sole purpose is to serve as a registered distribution partner for SIG and Midland (See Note 1, Organization and Nature of Business) and the CODM manages the business activities using information of the Company as a whole. The company has identified the President – Sammons Institutional Group, as the CODM. The CODM uses net income to evaluate the results of the business and excess net capital (See Note 6), which is not a measure of profit and loss, to make decisions concerning the required regulatory capital. The accounting policies and metrics used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies for the Company. Excess net capital is measured in accordance with SEC rule 15c3-1 and is reconciled to GAAP measures in Supplement Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.

For the year ended December 31, 2024, net loss was $7,478,161. This agrees directly to the Net loss line in the Statement of Operations and represent the sole profit or loss metric reviewed by the CODM.

The company derives a significant portion of its revenue from affiliates. See Note 4 for the revenue earned from related parties. There are no other customers from which the company earns more than 10% of its revenue.

Other relevant operating segment results are as follows:

	For the Year Ended December 31,2024
Segment Assets (1)	
Significant Expenses:	
First year and renewal commissions paid to broker dealers	8,995,989
Trail commissions paid to broker dealers	27,360,625
Other commissions	4,246,787
Employee compensation	12,649,218
Administrative expenses	14,962,426
Regulatory and licensing	269,891
Sponsorship fees	2,840,128
Other expenses	293,067
Interest revenue	263,556
Revenues from external customers (2)	28,439,690

(1) Agrees directly to the Statement of Financial Condition.
(2) Agrees directly to the Statement of Operations.

SUPPLEMENTAL SCHEDULES

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2024 — SCHEDULE I

Net capital		
Total Member's equity qualified for net capital		$ 13,066,418
Deductions and/or charges		
Total nonallowable assets		
Receivable from funds and other		3,918,075
Receivable from affiliates		2,101,227
Other assets		82,884
Total nonallowable assets		6,102,186
Other deductions and/or charges		—
Net capital before haircuts		6,964,232
Haircuts		—
Net capital		$ 6,964,232
Aggregate indebtedness		$ 4,975,992
Computation of basic net capital requirements		
Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6.67% of aggregate indebtedness)	(A)	$ 331,733
Minimum dollar net capital requirement	(B)	25,000
Net capital requirement (greater of (A) or (B))		331,733
Excess net capital (net capital, less net capital requirement)		6,632,499
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 6,466,633
Ratio of aggregate indebtedness to net capital		0.71 to 1

There are no material differences between the information above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 – filed as of December 31, 2024.

SAMMONS FINANCIAL NETWORK, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

AS OF DECEMBER 31, 2023 — SCHEDULE II

A computation of reserve requirement and information under possession or control are not applicable to Sammons Financial Network, LLC as the Company claims exemption under Rule 15c3-3 paragraph (k) (1).

SAMMONS FINANCIAL NETWORK, LLC

EXEMPTION REPORT

As of and for the Year Ended December 31, 2024
And Accompanying Report of Independent Registered Public Accounting Firm

Sammons Financial Network, LLC Exemption Report

Sammons Financial Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (1) – Limited business (mutual funds and/or variable annuities only).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2024 without exception.

Sammons Financial Network, LLC

I, William Lowe, affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

By: William Lowe

Title President

February 24, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sammons Financial Group, Inc:

We have reviewed Sammons Financial Network, LLC's (the "Company") assertions, included in the accompanying Sammons Financial Network, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2024 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Des Moines, IA
February 24, 2025



Report of Independent Accountants

To the Board of Directors of Sammons Financial Group, Inc:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Sammons Financial Network, LLC (the "Company") for the year ended December 31, 2024. Management of Sammons Financial Network, LLC is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024 , as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to the Total Revenues amount reported on page 7 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 noting the following difference: $580,725; comprised of miscellaneous income from fees collected from fund companies for marketing events and interest income that was included in the total revenue in the Company's audited financial statements and not listed on the Schedule of Form SIPC-3 Revenues.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, with the supporting schedules and working papers, as follows:
    a. Compared "Distribution of shares of registered open end investment companies or unit investment trusts" amount of $54,633,119 to the trial balance accounts 592004, 592020 and 592021, noting no differences.
    b. Compared the "Annuity distribution fees" amount of $8,926,126 to the trial balance accounts 592019 and 592025, noting no differences.



3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 and in the related schedules and working papers obtained in procedure 2, as follows:

   a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $63,559,245 by summing the individual business activities through which revenue was earned, noting no differences.
   b. Recalculated the mathematical accuracy of the Total Differences amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $580,725, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and on its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon engagement procedures.

This report is intended solely for the information and use of the Board of Directors and Management of Sammons Financial Network, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Des Moines, IA
February 24, 2025



Sammons Financial Network, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2024

Amount ($)	Business activities through which revenue was earned
$54,633,119	Distribution of shares of registered open end investment companies or unit investment trusts
$8,926,126	Annuity distribution fees
$63,559,245	**Total Revenues**

Differences which need to be considered in reconciling to total revenue:

$317,169	Miscellaneous income from fees collected from fund companies for marketing events
$263,556	Interest Income
$580,725	**Total Differences**
$64,139,970	**Grand Total**